Exhibit(a)(5)

PRESS RELEASE

FOR IMMEDIATE RELEASE
09-06

Contacts:	Brandi Simpson	Gail Brophy
	NPS Pharmaceuticals, Inc.	NPS Pharmaceuticals, Inc.
	801-883-2397	973-658-8504

NPS Pharmaceuticals Commences Tender Offer for 3.0% Convertible Notes due 2008

          PARSIPPANY, NEW JERSEY — September 6, 2007 — NPS Pharmaceuticals, Inc. (NASDAQ: NPSP) announced today that it has commenced a cash tender offer for any and all of its outstanding 3.0% Convertible Notes due 2008. The tender offer will expire at midnight, Eastern Time on October 4, 2007, unless extended. The tender offer, which is described fully in an offer to purchase and the related letter of transmittal, is not subject to the receipt of any minimum amount of tenders.

          NPS Pharmaceuticals is purchasing the notes to reduce outstanding debt and reduce interest expense. The tender offer will be funded from the proceeds of the company’s recently completed offering of $50 million aggregate principal amount of 5.75% convertible notes due August 7, 2014, a private placement of $100 million of secured 15.5% Sensipar B Bonds due March 30, 2017 completed by its subsidiary and a $50 million up-front payment received from Drug Royalty L.P.3 as part of the NPS Pharmaceuticals’ sale and assignment of its right to receive royalty payments on sales of PREOTACT®. NPS Pharmaceuticals is offering to purchase the notes at a price of $982.50 for each $1,000 of principal amount of notes tendered, plus accrued and unpaid interest up to, but not including, the date the notes are paid pursuant to the offer.

          NPS Pharmaceuticals has retained Jefferies & Company, Inc. to act as Dealer Manager in connection with the offer.

          U.S. Bank National Association has been appointed to act as the depositary for the offer, and D.F. King & Co., Inc. has been appointed to serve as information agent. Questions and requests for assistance and copies of the offer to purchase and the related letter of transmittal may be directed to the information agent at (212) 269-5550, for banks and brokers, or (888) 644-5854 for others.

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          Neither the NPS Pharmaceuticals Board of Directors nor any other person makes any recommendation as to whether holders of notes should tender their notes, and no one has been authorized to make such a recommendation. Holders of notes must make their own decisions as to whether to tender their notes, and, if they decide to do so, the principal amount of notes to tender.

          This announcement is not an offer to buy or the solicitation of an offer to sell any notes. The tender offer for NPS Pharmaceuticals’ 3.0% Convertible Notes due 2008 will be made solely by and subject to the terms and conditions set forth in a Schedule TO (including an offer to purchase, related letter of transmittal and other tender offer documents) that is being filed by NPS Pharmaceuticals today with the Securities and Exchange Commission. The Schedule TO will contain important information and should be read carefully before any decision is made with respect to the tender offer. The offer to purchase, letter of transmittal and other tender offer documents are being delivered to holders of the notes. Once the Schedule TO and other documents are filed with the SEC, they will be available free of charge on the SEC’s website at www.sec.gov, on NPS Pharmaceuticals’ website at www.npsp.com or by contacting the NPS Pharmaceuticals Corporate Secretary at (800) 730-3644.

          NPS Pharmaceuticals is a biopharmaceutical company focused on the development and commercialization of small molecules and recombinant proteins as drugs, primarily for the treatment of metabolic, bone and mineral, and central nervous system disorders. The company has drug candidates in various stages of clinical development. Additional information is available on the company’s website, http://www.npsp.com.

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          This press release contains forward-looking statements intended to qualify for the “safe harbor” from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements relating to strategies, expectations, intentions, plans, future events, performance, underlying assumptions, and other statements that do not relate strictly to historical or current facts. Although NPS Pharmaceuticals’ management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements can be affected by inaccurate assumptions and by a variety of risks and uncertainties, including, among others, general economic conditions, the success of the tender offer for the 3.0% Convertible Notes due 2008 and the amount of any such notes actually tendered for repurchase or actually repurchased by the company, the company’s reported results meeting the company’s guidance and the expectations of the market, and other risks, including risks related to NPS Pharmaceuticals’ operations and financial condition, detailed in NPS Pharmaceuticals’ Annual Report on Form 10-K for the year ended December 31, 2006, NPS Pharmaceuticals’ Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007 and any other reports of the company filed with the Securities and Exchange Commission. Should one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expressed or implied in any forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of this date. NPS Pharmaceuticals does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of these risks, uncertainties and assumptions, investors are urged to refer to NPS Pharmaceuticals’ reports filed with the Securities and Exchange Commission.

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